[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]
May 2, 2006
Dominic Minore, Esq.
Securities and Exchange Commission
Division of Investment Management
Room 4711
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Credit Strategies Fund (the “Trust”)
Pre-Effective Amendment No. 1 to Registration Statement on
Form N-2 (File Numbers 333-132436; 811-21869)
Dear Mr. Minore:
We have received your April 21, 2006 letter setting forth your written comments with respect to the Trust’s initial registration statement. For ease of reference, we have repeated in italics each of your comments before setting forth our corresponding response. All responses have been incorporated into to the above referenced filing.
Registration Statement Cover Page
Staff Comment: Provide a footnote to clarify that the amount of shares being registered includes shares that could be issued pursuant to the underwriters’ over-allotment option.
Response: The requested change has been made to the cover page of the Prospectus.
Prospectus
Outside Front Cover Page
Staff Comment: Expand the description of the Trust’s primary investment objective to clarify the type of returns it seeks to deliver to its investors; for example, income or total return. If the Trust intends to deliver total return, then briefly explain how it intends to realize capital appreciation from its proposed investments.
Response: The investment objective has been modified to seek both income and capital appreciation. Accordingly, we have revised the statement of investment objectives to identify those investments that will be utilized in seeking to realize the capital appreciation component.
Staff Comment: Clarify to what “credit markets” the second sentence is referring; for example, debt markets.
Response: “Credit markets” has been clarified on the cover page of the Prospectus to be synonymous with debt markets.
Staff Comment: Clarify whether the Trust’s primary and other investment objectives are fundamental or whether they can be changed without shareholder approval.
Response: Because disclosure of non-fundamental status is required pursuant to Form N-2, Item 8.2.a, we respectfully submit that we are entitled to include it in the main text of the Prospectus and have done so. Additionally, we have added it to the Prospectus Summary.
Staff Comment: Delineate the Trust’s secondary or other investment objectives.
Response: In light of our first response, this comment is no longer applicable.
Staff Comment: Revise to provide a plain English version of the phrase “directional, relative value, capital structure arbitrage and event driven investment strategies.”
Response: The requested change has been incorporated into the “Investment Objectives” and elsewhere in the Prospectus and Statement of Additional Information (“SAI”).
No Prior History
Staff Comment: Present in a prominent fashion the lack of a history of public trading in the Trust’s shares. See Item 1.1.i. of Form N-2.
Response: The requested change has been made to the cover page of the Prospectus.
Staff Comment: Expand the paragraph to disclose specifically the risk of loss that trading at a discount from net asset value creates for investors purchasing shares in the initial public offering. See Item 1.1.i. of Form N-2.
Response: The requested change has been made to the cover page of the Prospectus.
Staff Comment: Present the risk factor cross-references in bold face type. See Item 1.1.i. of Form N-2.
Response: The requested change has been made to the cover page of the Prospectus.
Pricing Table
Staff Comment: In your response letter, confirm to the staff that the pricing table and footnotes thereto will appear on the outside front cover page of the prospectus.

Response: We confirm that the typeset Prospectus will have the pricing table and corresponding paragraphs on the outside front cover page, with the exception of footnote four in the original, which has been moved to the carryover of the front cover page of the Prospectus.
Staff Comment: The amounts included under the “Estimated Offering Expenses” column should also include the estimated offering expenses of the Preferred Share offering that is expected to occur soon after the completion of this offering, since that Preferred Share offering expenses will be borne by the holders of the Trust’s Common Shares.
Response: These amounts will be incorporated under the “Estimated Offering Expenses” column.
Staff Comment: Expand footnote (2) to specify the amount that Highland, the Trust’s investment manager, may pay certain underwriters as a sales incentive fee, structuring fee and as additional compensation in connection with the offering, provided that certain specified sales targets are met.
Response: This disclosure has been expanded in accordance with your request. We have revised the text corresponding to previous footnote (2) in order to disclose the marketing and structuring fee payable by the Investment Adviser.
Staff Comment: Refer to the second sentence of footnote (2). Advise us in your letter whether all persons receiving commissions will be registered broker/dealers.
Response: We confirm that all persons receiving commissions will be registered broker/dealers. Please note that the following sentence has been deleted: “Highland may pay commissions to employees of its affiliates that participate in the marketing in the Trust’s common shares.”
Staff Comment: Footnote (3) indicates that the Trust may reimburse Highland for expenses incurred in connection with this offering. The pricing table should include as a sales load any amounts borrowed to pay offering costs that are required to be paid in less than one year. See Instruction 3 to Item 1.g. of Form N-2.
Response: We confirm that this information, if applicable, will be incorporated under the column “Sales Load.”
Investment Policies and Strategies
Staff Comment: In the penultimate sentence of the first paragraph, specify the type of low correlation that the Investment Manager will attempt to maintain on behalf of the Trust.
Response: The language in question has been deleted, thus the comment is no longer applicable.
Staff Comment: Specify the “other alternative investment strategies” mentioned in the first paragraph on page ii.

Response: The language in question has been deleted, thus the comment is no longer applicable.
Staff Comment: The disclosure indicates that an objective of the Trust is to provide “high risk-adjusted returns on capital.” Explain what this means in the context of the high risk nature of the Trust’s proposed investments. Will returns be lower when the Trust attempts to minimize the risk of its portfolio or are the returns expected to be higher in relative to its portfolio’s level of risk?
Response: The language in question has been deleted, thus the comment is no longer applicable.
Staff Comment: Since the Trust is a non-diversified investment company, the reference in the second paragraph to “diversification” is inappropriate. Please make conforming deletions as appropriate.
Response: The requested change has been incorporated.
Staff Comment: The SAI states that as a fundamental policy the Trust will not concentrate its investments in any single industry. Accordingly, delete the reference in the second paragraph, and elsewhere as applicable, to the possibility of concentrating the Trust’s portfolio by industry.
Response: The requested change has been incorporated.
Staff Comment: Expand the last sentence of the third paragraph to specify the maximum amount of Trust assets that may be devoted to opportunities in the non-U.S. credit markets.
Response: The requested change has been incorporated.
Table of Contents
Staff Comment: Delete the last sentence of the paragraph appearing immediately after the table of contents because it is inconsistent with your obligation to deliver a current prospectus. As an alternative, disclose that the Trust will amend the prospectus to disclose any material changes.
Response: The last two sentences have been revised to incorporate your comment.
Prospectus Summary
Investment Objectives
Staff Comment: Revise the first three sentences to provide a plain English version of the disclosure. In this regard, clarify whether the first part of the third sentence refers to a market neutral investment strategy.

Response: The language in question has been deleted, thus the comment is no longer applicable. The Trust does not have a market neutral strategy.
Investment Policies and Strategy
Staff Comment: Explain what is meant by the phrase “the Investment Manager looks to leverage its investment platform of approximately sixty (60) credit investment professionals.”
Response: The language in question has been converted to Plain English.
Staff Comment: Briefly define the word “credits.”
Response: The language in question has been deleted, thus the comment is no longer applicable.
Staff Comment: Clarify whether the Investment Manager believes that the credit investing it will provide on behalf of the Trust is the type described in the last sentence of the second paragraph.
Response: Please note that the paragraph in question is now the fourth paragraph under “Investment Policies and Strategies” in the Prospectus Summary. The Investment Adviser confirms that this disclosure describes the type of credit investing it will perform.
Staff Comment: Disclose in the last paragraph whether the Investment Manager anticipates that the Trust will experience a high portfolio turnover.
Response: Please note that the paragraph in question is now the second paragraph under “Investment Policies and Strategies” in the Prospectus Summary. We have added a sentence disclosing that the portfolio will experience a high turnover.
Investment Strategy
Staff Comment: Specify the number of years that the Investment Manager has primarily engaged in “leveraged loan, high yield, structured products, and distressed markets” investing.
Response: Please note that the paragraph in question is now the fourth paragraph under “Investment Policies and Strategies” in the Prospectus Summary. We have added a sentence disclosing the length of time that the Investment Adviser has primarily engaged in “leveraged loan, high yield, structured products, and distressed markets” investing.
Staff Comment: Indicate whether the Investment Manager will use quantitative analysis when determining which investments to purchase and sell on behalf of the Trust.
Response: We have disclosed in the first paragraph under “Investment Policies and Strategies” in the Prospectus Summary that Highland makes investment decisions based on quantitative analysis.

Staff Comment: Specify the maximum percentage amount of the Trust’s assets that can be invested “in securities traded in foreign countries and denominated in foreign currencies.” If appropriate, add risk factor disclosure.
Response: The requested change has been incorporated throughout the Prospectus (e.g. the cover page of the Prospectus and the Prospectus Summary). Additionally, there are risk factors disclosed under “Principal Risks of the Trust — Non-U.S. Securities Risk” and “- Foreign Currency Risk.”
Staff Comment: Briefly highlight whether the Trust could be deemed to be a statutory underwriter when reselling any securities that it receives in connection with any of the transactions described in the fourth paragraph. If it could, then also highlight any associated risks, as applicable.
Response: While our research was not exhaustive, we were unable to find other instances in which the following disclosure was made. As we agreed, we will look into this further and, if necessary, address this issue in our next Pre-Effective Amendment.
Staff Comment: State the maximum amount of the Trust’s assets that may be invested in illiquid securities.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary - Illiquidity of Investments” and under “Principal Risks of the Trust — Illiquidity of Investments.”
Staff Comment: In the last sentence of the last paragraph, clarify whether the Investment Manager will also pursue a defensive position during periods of uncertain economic or business conditions.
Response: The requested change has been incorporated into the Prospectus. For example, in the last paragraph under “Prospectus Summary — Investment Policies and Strategies” and in “The Trust’s Investments — Portfolio Composition.”
Investment Manager
Staff Comment: Provide a precise definition of “leverage” that will be used in the context of determining the “total assets” that are subject to the Management Fee. This should also be made clear in the advisory contract between the Trust and the Investment Manager.
Response: The requested change has been incorporated into the Prospectus. For example, in the last paragraph under “Prospectus Summary — Investment Adviser and Administrator”
Staff Comment: In your response letter, describe what the Board of Trustees considered when approving administrative services compensation based on total assets, rather than net assets, for the administrative services that Highland provides to the Trust.

Response: The full Board of Trustees has not yet met for its in-person meeting. Accordingly, we will address the request in our correspondence in connection with Pre-Effective Amendment No. 2.
Borrowings and Preferred Shares
Staff Comment: Disclose the expected amount of the reduction in net asset value per common share that will result from the anticipated offering of Preferred Shares.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary - Preferred Shares and Borrowings.”
Distributions
Staff Comment: Indicate whether distributions could also be made in the form of a return of shareholders’ capital. Also confirm to the staff in your letter that the Trust’s distribution policy complies with the requirements of section 19 of the Investment Company Act.
Response: The Trust intends that its cash dividends will be comprised of income. We changed “monthly cash distributions” to “monthly cash dividends” under the “Prospectus Summary - Distributions” in order that there be no ambiguity about capital gains distributions being distributed more frequently that annually. The distribution policy will comply with the requirements of section 19 of the Investment Company Act.
Staff Comment: It appears that the Trust’s distribution policy contemplates the distribution of long-tem capital gains more frequently than what is permitted by section 19(b) of the Investment Company Act. Please revise or advise the staff in your response letter why you believe that the Trust’s distribution policy complies with the statutory requirements.
Response: We changed “monthly cash distributions” to “monthly cash dividends” under the “Prospectus Summary — Distributions” in order that there be no ambiguity about capital gains distributions being distributed more frequently that annually.
Staff Comment: Clarify that distributions made in additional shares of common stock of the Trust are taxable to the shareholder recipient. Also note that the shareholder recipient will be required to pay income taxes on the distribution without a corresponding receipt of cash with which to pay such taxes.
Response: The requested change has been incorporated into the third-to-last paragraph under “Dividend Reinvestment Plan” in the Prospectus.
Staff Comment: State that each participant in the dividend reinvestment plan will pay a pro rata share of brokerage commissions incurred in connection with open-market purchases, and that participants requesting a sale of shares through the Plan Agent are subject to a sales fee and a brokerage commission.

Response: The requested change has been incorporated into the second paragraph under “Distributions” in the Prospectus.
Market Price of Shares
Staff Comment: Reconcile the statement “investment companies like the Trust that invest primarily in equity securities” with the Trust’s stated principal investment objective and strategies.
Response: The language in question has been deleted, thus the comment is no longer applicable.
Principal Risks of the Trust
Concentration of the Trust’s Portfolio
Staff Comment: Refrain form using the word “concentration” to describe the Trust’s portfolio since the Trust has a fundamental policy not to concentrate by industry.
Response: The requested change has been incorporated into the Prospectus by substituting the word “focus” (and variations thereof) for “concentrate” (and variations thereof).
Illiquidity of Investment
Staff Comment: Disclose the maximum percentage of the Trust’s portfolio that can be invested in illiquid securities. If there is none, so state. If appropriate, also disclose the risks of investing substantial amounts of the Trust’s portfolio in illiquid securities.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary - Principal Risks of the Trust — Illiquidity of Investments” and under “Principal Risks of the Trust — Illiquidity of Investments.”
Bank Loans
Staff Comment: Revise this and other risk factor captions to convey and encapsulate the risk described in the respective narrative risk factor disclosure.
Response: The requested change has been incorporated into the Prospectus. The titles of risk factors have been revised as per recent precedent.
Distressed Debt
Staff Comment: Specify the maximum amount of Trust assets that can be invested in the securities and other obligations of distressed and bankrupt issuers. If there is no maximum amount, so state.

Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary - Principal Risks of the Trust — Risks of Investing in Obligations of Distressed and Bankrupt Issuers.”
Staff Comment: Indicate whether the Trust will ever invest for purposes of control.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary - Principal Risks of the Trust — Risks of Investing in Obligations of Distressed and Bankrupt Issuers.”
High-Yield Securities
Staff Comment: Clarify that “high-yield securities” are commonly referred to as “junk securities.”
Response: The requested change has been incorporated into each statement of the “Investment Objectives” in the Prospectus.
Leverage
Staff Comment: Expand the disclosure to provide a plain English discussion of leverage; for example, that the Trust will borrow money to buy more investments; that with the use of leverage there is the risk that the interest rates paid by the Trust on the amount that it borrows will be higher than the return on the Trust’s investments; etc.
Response: The requested expanded disclosure has been incorporated into the “Prospectus Summary – Preferred Shares and Borrowings” and “Prospectus Summary — Principal Risks of the Trust — Leverage Risk.”
Staff Comment: Clarify that the fees and expenses attributed to leverage will be disproportionately borne by holders of the Trust’s common shares, and that the holders of the Trust’s common shares will bear all offering expenses pertaining to leverage including, among other things, higher effective advisory fees.
Response: The requested change has been incorporated into the “Prospectus Summary — Principal Risks of the Trust — Leverage Risk — Preferred Share Risk.”
Staff Comment: Provide a separate summary risk factor highlighting the potentially differing interests of holders of preferred shares versus holders of common shares and the disproportionate influence over the Trust’s affairs that could be accorded holders of preferred shares; for example, whether holders of preferred shares could vote as a separate class and therefore block proposals passed by the holders of common shares, including a proposal to convert the Trust to an open-end mutual fiend.
Response: The requested change has been incorporated into the “Prospectus Summary — Principal Risks of the Trust — Leverage Risk — Preferred Shareholders may have Disproportionate Influence Over the Trust.”

Staff Comment: If the Trust anticipates issuing preferred securities with a minimum credit rating, disclose the various restrictions that a credit rating agency may impose on the Trust’s portfolio characteristics (such as liquidity, credit quality, etc.).
Response: The requested change has been incorporated into the “Prospectus Summary — Principal Risks of the Trust — Leverage Risk — Portfolio Guidelines of Rating Agencies for Preferred Share and/or Credit Facility.”
Small and Mid-Cap Stock Risk
Staff Comment: If investing in companies with small or medium capitalizations is a principal investment strategy of the Trust, it should be added to the Investment Strategy section of the Prospectus Summary.
Response: Investing in companies with small or medium capitalizations is a not a principal investment strategy of the Trust.
Emerging Markets Risk
Staff Comment: If investing in securities of the issuers based in underdeveloped emerging markets is a principal investment strategy of the Trust, it should be added to the Investment Strategy section of the Prospectus Summary.
Response: Investing in securities of the issuers based in underdeveloped emerging markets is not a principal investment strategy of the Trust.
Securities Lending Risk
Staff Comment: State that the Trust may lend its portfolio securities to a maximum of one-third of its total assets.
Response: The requested change has been incorporated into the “Prospectus Summary — Principal Risks of the Trust — Securities Lending Risk.”
Interest Rate Risk
Staff Comment: Indicate whether the Trust may invest in inverse floaters and, if so, highlight the risk of such an investment.
Response: Investing in inverse floaters is not a principal investment strategy of the Trust, and accordingly, the disclosure and accompanying risk of investing in inverse floaters is in the SAI.

Prepayment Risk
Staff Comment: If investing in mortgage-backed securities is a principal investment strategy of the Trust, it should be added to the Investment Strategy section of the Prospectus Summary.
Response: Investing in mortgage-backed securities is a principal investment strategy of the Trust, and accordingly, is disclosed under “Investment Objectives” on the front cover of the Prospectus and in other statements of the investment objectives.
Strategic Transactions Risk
Staff Comment: Change the heading of this section to “Derivatives Risk.”
Response: The requested change has been incorporated into the Prospectus.
Staff Comment: Clarify that the Trust may invest in derivatives for speculative purposes.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary – Principal Risks of the Trust – Derivatives Risk.”
Synthetic Securities
Staff Comment: Disclose any maximum amount of Fund assets that maybe invested in derivatives. In the alternative, disclose that there is no such maximum and add heightened risk factor disclosure, as appropriate.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary – Principal Risks of the Trust – Risks of Investing in Synthetic Securities.”
Short Sales
Staff Comment: If short selling is a principal investment strategy of the Trust, then it should be added to the Investment Strategy section of the Prospectus Summary.
Response: Short selling is not a principal investment strategy of the Trust.
Staff Comment: Confirm to the staff in your letter that all costs of short selling are included in the “Other Expenses” line item of the fee table.
Response: All costs of short selling will be included in the “Other Expenses” line item of the fee table.
Summary of Trust Expenses
Staff Comment: In the introductory paragraph and in the fee table, delete the respective references to “or employed some other from of leverage” and “or other leverage is used.” Make a conforming deletion to footnote (5).

Response: The requested change was deleted from the Prospectus.
Staff Comment: Add a “Total annual expenses plus cost of servicing Preferred Shares” line item after the “Total annual expenses” line item in the fee table presentation. The cost of servicing Preferred Shares component should include all of the costs of servicing and issuing Preferred Shares as a percentage of net assets attributable to Common Shares. Revise the disclosure contained in footnote (4) as appropriate.
Response: The line items were revised, based on a subsequent conversation with you on Friday, April 28, 2006.
Staff Comment: Expand footnote (2) to indicate that each participant will also pay a pro rata share of brokerage commissions incurred in open-market purchases when the dividend reinvestment occurs at a time that the net asset value per common share is greater than the market value per common share.
Response: The requested change has been incorporated into the Prospectus.
Staff Comment: Delete footnote (3) and instead include as part of the “Management fee” the amount payable to Highland for the provision of administrative services to the Trust.
Response: The requested change has been incorporated into the Prospectus.
Staff Comment: In your response letter, describe the “non-advisory services provided to the Trust by the employees of Highland” that is referred to in footnote (4).
Response: The language in question has been deleted, thus the comment is no longer applicable.
Staff Comment: Clarify in footnote (4) whether the Trust currently anticipates incurring any indebtedness or paying any interest during the next twelve months.
Response: In accordance with Form N-2, Item 3, we have added a new line item to the Annual Expense table, “Interest Payments on Borrowed Funds.”
Staff Comment: Reduce the size of the table presented in footnote (5) so that it is given less prominence than the primary fee table presentation. Also, change the parenthetical in the column heading to “(assumes Preferred Shares are not issued or no other leverage is used).”
Response: The parenthetical was revised based on a subsequent conversation with you on Friday, April 28, 2006.
Staff Comment: The Example should immediately follow the fee table presentation and not be preceded by any footnotes. Please revise the presentation accordingly.
Response: The requested change has been incorporated into the Prospectus.
Staff Comment: Confirm to the staff in your response letter that the lead-in paragraph of the Example includes all items called for by General Instruction 10.c. to Item 3.1 of Form N-2. In this regard, change “(1) total net annual expenses of      % of net assets attributable to common shares” to “(1) total annual expenses plus cost of servicing Preferred Shares of      % of net assets attributable to common shares.”
Response: The lead-in paragraph of the Example includes all items called for by General Instruction 10.c. to Item 3.1 of Form N-2. The requested change has been incorporated into the Example.

Staff Comment: Revise to present in a prominent fashion the information contained in the first sentence of footnote (1) to the Example. See Instruction 10.d. to Item 3.l. of Form N-2.
Response: The requested change has been incorporated into the footnote to the Example.
Use of Proceeds
Staff Comment: Specify the amount of proceeds that will be used to reimburse the underwriters and any affiliates of the Trust.
Response: The requested narrative has been incorporated into the Prospectus under “Use of Proceeds.”
Portfolio Composition
Staff Comment: The information contained in the first two sentences of the second paragraph should also be included on the cover page of the prospectus. In this regard, expand the first sentence of the second paragraph to identify the Trust’s “principal investment categories.” Also change the word “Fund’s” to “Trust’s.”
Response: All of these requested changes have been incorporated into the Prospectus.
Senior Loans
Staff Comment: Briefly highlight the consequences and risks of structural subordination in the context of “senior loans.”
Response: The requested change has been incorporated into the Prospectus under “The Trust’s Investments — Portfolio Composition — Senior Loans.”
Repurchase Agreements
Staff Comment: State that a repurchase agreement is a loan.
Response: The requested change has been incorporated into the Prospectus.
Non-U.S. Securities
Staff Comment: Replace the phrase “a substantial portion” with the phrase “up to 20%.”
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary – Principal Risks of the Trust — Non-U.S. Securities Risk.”
Staff Comment: Clarify the maximum amount of the Trust’s assets that may be invested in the securities of emerging market issuers.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary – Principal Risks of the Trust — Emerging Markets Risk.”

Non-Investment Grade Securities
Staff Comment: Disclose the maximum amount of Trust assets that may be invested in non-investment grade securities.
Response: The requested change has been incorporated into the Prospectus under “Prospectus Summary – Principal Risks of the Trust — Risks of Investing in Obligations of Distressed and Bankrupt Issuers.”
Forward-Looking Statements
Staff Comment: Revise to clarify that any forward-looking statements contained in the prospectus will not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933. In this regard, it appears that all references to “this Memorandum” should be changed to “this Prospectus.”
Revise the last sentence to indicate that any Prospectus that is required to be delivered will contain updated factors and will announce the results of any revisions to any of the forward-looking statements contained in the prospectus to reflect future events or developments.
Response: The entire paragraph in question has been deleted, thus these comments are no longer applicable.
Net Asset Value
Staff Comment: Revise the lead-in sentence to clarify that all of the valuation methods used to value the Trust’s investments, including those described in this section, will constitute either market value or fair value, as determined in good faith by the Trust’s board of directors. Make conforming revisions to the other sections of the prospectus, as applicable.
Response: The requested change has been incorporated into the Prospectus under “Net Asset Value.”
Investment Manager
Staff Comment: Briefly highlight the Investment Manager’s responsibilities.
Response: The requested change has been incorporated into the Prospectus under “Management of the Trust – Investment Adviser – Responsibilities.”
Staff Comment: Disclose that the Investment Manager will benefit when the Trust leverages since the amount of the Trust’s managed assets will increase with leverage.
Response: The requested change has been incorporated into the Prospectus under “Management of the Trust – Investment Adviser – Compensation.”

Preferred Shares
Staff Comment: Confirm to us in your response letter that the Trust will be fully invested before issuing any preferred shares.
Response: The Investment Adviser has confirmed that the Trust will be fully invested before issuing any preferred shares.
Closed-End Fund Structure
Staff Comment: In the first sentence, change the word “diversified” to “non-diversified.”
Response: The requested change has been incorporated into the Prospectus.
Underwriting
Staff Comment: Please confirm to the staff whether the NASD has approved the underwriting terms of the Trust’s offering.
Response: The NASD has not approved the underwriting terms of the Trust’s offering because the NASD filing was initially made by the underwriters on April 26, 2006, the day after its committee approved this underwriting commitment.
Statement of Additional Information
Investment Restrictions
Staff Comment: The introduction to the list of the Trust’s non-fundamental restrictions and policies should also clarify that non-fundamental restrictions and policies can be changed without shareholder approval.
Response: The requested change has been incorporated into the SAI.
Staff Comment: Add the phrase “or group of industries” to the end of the first enumerated fundamental investment restriction.
Response: The requested change has been incorporated into the SAI.
Staff Comment: Refer to the second enumerated fundamental investment restriction. Provide a description of what is “permitted by the Investment Company Act” as part of the SAI fundamental investment restriction discussion.
Response: The requested change has been incorporated by the addition of a footnote to the second fundamental investment restriction.
Staff Comment: Refer to the third enumerated fundamental investment restriction. Disclose the maximum percentage amount of Trust assets that can be devoted to each of the “loans of portfolio securities” and “repurchase agreements” categories.

Response: The requested change has been incorporated into the SAI.
Staff Comment: Revise the last paragraph to make clear that the percentage limitations on borrowings applies at all times, even when changes are due to subsequent changes in the value of the securities that the Trust owns.
Response: The requested change has been incorporated into the SAI.
Strategic Transaction and Risk Management
Staff Comment: The text of Annex A should instead be presented under the heading of this section.
Response: The requested change has been incorporated under the paragraph that previously referenced Appendix A, in the section now entitled “Derivative Transactions and Risk Management.”
Forward Foreign Currency Contracts
Staff Comment: Revise to present this section in a more reader-friendly format.
Response: The requested change has been incorporated into the SAI.
Portfolio Managers
Staff Comment: The information contained in the penultimate paragraph should also be summarized and included in the prospectus under the presentation of risk factors.
Response: We respectfully submit that the risk of allocation of opportunities is a risk that is not unique to this particular registered investment company, and we further submit that, to the extent that it is a risk at all, it would be equally applicable to all other registered investment companies having an investment adviser that has other clients and accounts with similar investment objectives and policies. Furthermore, we do not see industry-wide examples of this risk factor.
Item 25. Financial Statement and Exhibits
Staff Comment: Expand the exhibit list to include all of the applicable exhibits that are required to be filed as part of the registration statement on Form N-2.
Response: The requested change has been incorporated into the SAI.
Item 30. Indemnification & Item 34. Undertakings
Staff Comment: In your response letter, confirm to the staff that all of the information called for by Rule 484 of Regulation C under the Securities Act of 1933 has been provided.

Response: We confirm that the information called for by Rule 484 of Regulation C under the Securities Act of 1933 has been provided (the typographical error having been corrected).
Staff Comment: Summarize the information incorporated by reference in the last sentence of this section.
Response: The requested change will be filed by Pre-Effective Amendment No. 2, after the underwriting arrangements have been negotiated and approved by the Trust’s board of trustees.
Signatures
Staff Comment: At the time the registration statement was originally filed R. Joseph Dougherty was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act. Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust’s Board of Trustees as well as its principal accounting officer or comptroller.
Response: Mr. Dougherty is currently the sole trustee, but it is expected that a properly constituted board will be in place on or about May 19, 2006.
We expect to complete our filing in the next pre-effective amendment. Please do not hesitate to contact me at (212) 735-2913 should you have any questions regarding this letter or filing.

Sincerely,

/s/ Leslie Lowenbraun

Leslie Lowenbraun
cc: Phillip Harris, Esq.